Exhibit 99.1

Canadian Solar Reports Record Results for the Third Quarter 2014

Guelph, Ontario, November 12, 2014 — Canadian Solar Inc. (“Canadian Solar” or the “Company”) (NASDAQ: CSIQ), one of the world’s largest solar power companies, today reported its financial results for the third quarter ended September 30, 2014.

Third Quarter 2014 Highlights

•                        Solar module shipments were 770 MW, compared to 646 MW in the second quarter of 2014 and third quarter guidance in the range of 720 MW to 750 MW.

•                        Net revenue was $914.4 million, compared to $623.8 million in the second quarter of 2014 and third quarter guidance in the range of $760 million to $810 million.

•                        Net revenue from the total solutions business, as a percentage of total net revenue, was 53.8% compared to 32.6% in the second quarter of 2014.

•                        Gross margin was 22.9%, compared to 19.0%, in the second quarter of 2014 and to third quarter guidance in the range of 19% to 21%.

•                        Net income attributable to Canadian Solar in the third quarter of 2014 was $104.2 million, or $1.75 per diluted share, compared to $55.8 million, or $0.95 per diluted share, in the second quarter of 2014.

•                        Cash, cash equivalents and restricted cash balances at the end of the quarter totaled $817.2 million, compared to $788.3 million at the end of the second quarter of 2014.

•                        Net cash generated from operating activities was $204.1 million, compared to net cash used in operating activities of $44.3 million in the second quarter of 2014.

•                        During the quarter, the Company closed the sale of five solar power plants in Ontario, Canada, valued at over C$306 million.

Third Quarter 2014 Results

Net revenue for the third quarter of 2014 was $914.4 million, up 46.6% from $623.8 million in the second quarter of 2014 and up 86.3% from $490.9 million in the third quarter of 2013. Total solar module shipments in the third quarter of 2014 were 770 MW, compared to 646 MW in the second quarter of 2014 and 478 MW in the third quarter of 2013. Solar module shipments in the third quarter of 2014 included 173 MW used in the Company’s total solutions business, compared to 70 MW in the second quarter of 2014 and 60 MW in the third quarter of 2013.

By geography, in the third quarter of 2014, sales to the Americas represented 71.7% of net revenue, sales to Asia and other markets represented 20.9% of net revenue, and sales to Europe represented 7.4% of net revenue, compared to 55.5%, 29.8% and 14.7%, respectively, in the second quarter of 2014 and 46.9%, 43.6% and 9.5%, respectively, in the third quarter of 2013.

	Q3 2014		Q2 2014		Q3 2013
	US$M	%	US$M	%	US$M	%
The Americas	655.3	71.7	346.0	55.5	230.3	46.9
Asia and others	191.6	20.9	186.2	29.8	214.2	43.6
Europe	67.5	7.4	91.6	14.7	46.4	9.5
Total	914.4	100.0	623.8	100.0	490.9	100.0

Gross profit in the third quarter of 2014 was $209.3 million, compared to $118.2 million in the second quarter of 2014 and $100.2 million in the third quarter of 2013. The sequential increase in gross profit was primarily due to higher contribution from the Company’s total solutions business. The year-over-year increase in gross profit was primarily due to higher revenue contribution from the Company’s total solutions business, as well as higher module shipments and lower module manufacturing cost. Gross margin in the third quarter of 2014 was 22.9%, compared to 19.0%, in the second quarter of 2014 and 20.4% in the third quarter of 2013.

Total operating expenses were $53.2 million in the third quarter of 2014, up 5.3% from $50.5 million in the second quarter of 2014 and 18.4% from $44.9 million in the third quarter of 2013.

Selling expenses were $35.4 million in the third quarter of 2014, up 20.0% from $29.5 million in the second quarter of 2014 and 66.4% from $21.2 million in the third quarter of 2013. The sequential increase in selling expenses was primarily due to the increase in sales commission, shipping and handling expenses as a result of higher shipment volume. The year-over-year increase in selling expenses was primarily due to higher labor costs and higher module shipment volume.

General and administrative expenses were $14.7 million in the third quarter of 2014, down 19.2% from $18.2 million in the second quarter of 2014 and 29.3% from $20.7 million in the third quarter of 2013. The sequential decrease in general and administrative expenses was primarily due to a $4.4 million reversal of bad-debt expense. The year-over-year decrease in general and administrative expenses was due to lower bad debt expense partially off-set by higher labor costs.

Research and development expenses were $3.2 million in the third quarter of 2014, compared to $2.9 million in the second quarter of 2014 and $3.0 million in the third quarter of 2013.

Operating margin was 17.1% in the third quarter of 2014, compared to 10.9% in the second quarter of 2014 and 11.3% in the third quarter of 2013.

Interest expense was $12.0 million in the third quarter of 2014, compared to $12.8 million in the second quarter of 2014 and $11.8 million in the third quarter of 2013. The sequential decrease in interest expense was primarily due to lower interest rates and lower bank borrowings.

Interest income in the third quarter of 2014 was $3.7 million, compared to $3.6 million in the second quarter of 2014 and $2.7 million in the third quarter of 2013.

The Company recorded a gain on change in fair value of derivatives of $15.4 million in the third quarter of 2014, compared to a loss on change in fair value of derivatives of $3.2 million in the second quarter of 2014 and a loss on change in fair value of derivatives of $1.6 million in the third quarter of 2013. Net foreign exchange loss in the third quarter of 2014 was $20.9 million compared to a net foreign exchange gain of $7.6 million in the second quarter of 2014 and a net foreign exchange gain of $2.3 million in the third quarter of 2013.

Income tax expense in the third quarter of 2014 was $34.4 million, compared to income tax expense of $8.3 million in the second quarter of 2014 and income tax expense of $12.4 million in the third quarter of 2013.

Net income attributable to Canadian Solar in the third quarter of 2014 was $104.2 million, or $1.75 per diluted share, compared to net income of $55.8 million, or $0.95 per diluted share, in the second quarter of 2014, and net income of $27.7 million, or $0.56 per diluted share, in the third quarter of 2013.

Financial Condition

The Company had $817.2 million of cash, cash equivalents and restricted cash, as of September 30, 2014, compared to $788.3 million, as of June 30, 2014.

Accounts receivable, net of allowance for doubtful accounts, at the end of the third quarter of 2014 were $347.3 million, compared to $382.8 million at the end of the second quarter of 2014. Accounts receivable turnover was 45 days in the third quarter of 2014, compared to 62 days in the second quarter of 2014.

Inventories at the end of the third quarter of 2014 were $390.5 million, compared to $441.7 million at the end of the second quarter of 2014. Inventory turnover was 56 days in the third quarter of 2014, compared to 77 days in the second quarter of 2014.

Accounts and notes payable at the end of the third quarter of 2014 were $751.7 million, compared to $756.2 million at the end of the second quarter of 2014.

Short-term borrowings at the end of the third quarter of 2014 were $718.1 million, compared to $876.3 million at the end of the second quarter of 2014. Long-term debt at the end of the third quarter of 2014 was $146.7 million, compared to $150.1 million at the end of the second quarter of 2014. Senior convertible notes totaled $150 million at the end of the third quarter of 2014, unchanged from the end of the second quarter of 2014.  Short-term borrowings and long-term debt directly related to utility-scale solar power projects totaled $163.1 million at the end of the third quarter of 2014, compared to $250.6 million at the end of the second quarter of 2014.

Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar, remarked: “Our results for the third quarter exceeded our expectations on all financial and operating metrics, led by the strength of our utility-scale solar energy business, combined with a robust performance from our module business, which continues to benefit from our Tier-1 brand, global scale, stable average selling price and broad-based growth in demand.  Our team was able to close and recognize the sale of five utility-scale solar power projects in Canada, exceeding our target of four projects.  We are pleased with our solid execution and expect our Canadian project pipeline will continue to deliver strong profit as we enter into 2015.”

Michael G. Potter, Senior Vice President and Chief Financial Officer of Canadian Solar, added: “This was an excellent quarter for Canadian Solar as our revenue, shipments, and net income all set quarterly records for the Company.  The five Canadian project sales, combined with better than expected module ASP, and the fact that we are running near full capacity, enabled us to achieve gross margin of 22.9% in the third quarter, compared to 19.0% in the second quarter.  This was well above our guidance for gross margin, which we expected to be in the range of 19% to 21%, and again demonstrates the leverage of our business model.  Separately, we were pleased that our hedging strategy significantly offset the immediate effect of the strengthening U.S. dollar in the third quarter.  We expect that the strength and differentiation of our business model, combined with our significantly improved balance sheet, will continue to afford us many more strategic options, as we work to build shareholder value.”

Utility Scale Project Pipeline Update

At the end of October, the Company had a pipeline of late stage utility-scale solar projects totaling approximately 1.4 GW DC. These projects include owned and joint-venture projects as well as projects where the Company provides EPC services.

In Canada, as previously announced, the Company closed the sale to investors of five solar power plants, Mighty Solar, Good Light, William Rutley, Liskeard 3 and Liskeard 4 totaling 50 MW AC and valued at over C$306 million. In addition, the Company substantially completed construction of two solar power projects, Taylor Kidd and Westbrook. These two projects have already been sold to investors, and most of the associated revenue from them has been recognized in the previous quarters. Currently, two of the Company’s owned projects and an additional three projects being built by the Company under engineering, procurement and construction contracts are in commercial operation. The Company’s late stage solar project pipeline in Ontario, Canada, now stands at approximately 386.9 MW DC, representing a revenue opportunity of approximately C$1.4 billion as the projects are built and revenue can be recognized under U.S. GAAP rules.

The following table summarizes the status of the Company’s solar projects in Ontario, Canada:

Canadian Solar Developed	MWDC	Status	Expected COD[1]
Liskeard 1	14.0	Commercial Operation	-
Alfred	13.6	Permiting	2015 Q4
Foto Light LP	14.0	In Construction	2014 Q4
Illumination LP	14.0	Engineering	2015 Q3
Gold Light LP	14.0	In Construction	2015 Q1
Beam Light LP	14.0	Engineering	2015 Q3
Earth Light LP	14.0	Engineering	2015 Q4
Lunar Light LP	14.0	Engineering	2015 Q2
Discovery Light LP	12.6	In Construction	2014 Q4
Sparkle Light LP	14.0	In Construction	2014 Q4
GlenArm LP	14.0	In Construction	2014 Q4
Aria LP	14.8	Engineering	2015 Q4
Ray Light LP	14.0	Commercial Operation	-
City Lights LP	14.0	In Construction	2014 Q4
Oro-Medonte 4	11.5	In Construction	2014 Q4
Total Canadian Solar Developed (SALE NOT CLOSED)	206.5

3rd Party Developed (EPC)	MWDC	Status
Penn Energy 1, 2 &3	39.0	Commercial Operation	-
Samsung Phase I	133.6	In Construction	2015 Q2
Samsung Phase II	140.0	In Construction	2015 Q3
Total EPC Projects	312.6
MW Recognized into Revenue in Prior Quarters	132.2
Total Canadian Project Backlog	386.9

(1) Commercial Operation Date.

In the United States, at the end of the third quarter of 2014, the Company’s late stage, utility-scale solar power project pipeline totaled approximately 84.1 MW DC compared to 105.8 MW DC at the end of the second quarter of 2014. During the third quarter of 2014, the Company completed construction of solar projects totaling 21.7 MW DC in the U.S. The table below summarizes the status of the Company’s late stage pipeline in the U.S.

US Late Stage Pipeline	MWDC	State	Status	Expected COD
1	6.5	NC	Construction	2014-Q4
2	26.0	CA	Design and Permitting	2015-Q3
3	0.2	MA	Design and Permitting	2015-Q4
4	0.5	MA	Design and Permitting	2015-Q4
5	28.4	CA	Construction	2014-Q4
6	19.5	CA	Design and Permitting	2015-Q2
7	3.0	CA	Design and Permitting	2015-Q1
Total	84.1

In Japan, the Company is working to increase its utility-scale solar power project pipeline to at least 540 MW DC in the fourth quarter of 2014. The Company currently has one project connected to the grid in Shibushichocho, Kagoshima Prefecture. The 1.2 MW Shibushichocho plant is expected to generate approximately 1,533 MWh of solar electricity per year, to be purchased by Kyushu Electric Power Co., Inc. under a 20 year feed-in-tariff contract at the rate of 40.00 yen ($0.37) per kWh. In addition, construction of three solar power plants totaling 28.4 MW DC is underway. The Company currently has an additional 68MW DC that are ready to build and are expected to start construction in the fourth quarter of 2014 and through 2015.  The table below summarizes Company’s project construction plan for Japan in the years ahead.

Number of Projects	Total MWdc	FiT (Yen/kWh Average)	Expected COD
2 Projects	5.6	40.0	2014
29 Projects	79.4	36.6	2015
11 Projects	214.4	35.5	2016
7 Projects	239.1	36.2	2017
Total Pipeline	538.5

In China, the Company has started construction on several projects totaling approximately 100 MW DC in the fourth quarter of 2014.  In addition, the Company continues to pursue several strategic partnership opportunities which may lead to significant pipeline growth in 2015.

In Brazil, after the end of the third quarter of 2014, the Company won the right to develop three solar power plants totaling 114 MW DC in Vazante, in the state of Minas Gerais. Canadian Solar expects these solar power plants to be connected to the grid in 2016. Once connected to the grid, the electricity generated will be purchased by Agencia Nacional de Energia Eletrica, a Brazilian government entity, under a 20-year power purchase agreement at R$216.12/MWh ($86.42/MWh).

The Company is also active in pursuing project opportunities in several other regions, and have identified over 200 MW of near term opportunities in Europe, Asia, Latin America and Africa, including 40 MW DC in the UK.

Capacity Expansion Plans

In order to meet expected strong growth in module demand from various markets, Canadian Solar plans to add 500 MW of solar module capacity at its Changshu and Luoyang plants in China. The Company expects the above mentioned module capacity to come online throughout the first quarter and second quarter of 2015. This will bring the Company’s total module capacity to 3.5 GW. In addition, the construction of the Company’s first 80 MW of high efficiency multi-crystalline cell line in Funing, Jiangsu Province, is progressing well and the Company expects to further expand this high efficiency cell facility to 400MW by the second quarter of 2015, bringing its total cell capacity to 1.9GW. The Company has also commenced the upgrade of its current cell lines in Suzhou, Jiangsu Province, to bring the average cell efficiency of its multi-crystalline silicon solar cell above 18%. Meanwhile, the Company plans to upgrade the furnaces at its ingot and wafer plant in Luoyang, Henan Province, expanding total wafer capacity from 260MW to 400MW in 2015.

Business Outlook

The Company’s business outlook is based on management’s current views and estimates with respect to operating and market conditions, its current order book, global and local financing environment as well as uncertainty relating to final customer demand and solar project construction schedule.  Management’s views and estimates are subject to change without notice.

For the fourth quarter of 2014, the Company expects module shipments to be in the range of approximately 810 MW to 860 MW.  Total revenue for the fourth quarter of 2014 is expected to be in the range of $925 million to $975 million, with gross margin expected to be between 17% and 19%.  The gross margin guidance for the fourth quarter of 2014 factors in the impact of the U.S. trade case, the appreciation of the U.S. dollar, and the mix of project sales expected to close in Canada.

For full year 2014, the Company is increasing its annual module shipment guidance to be in the range of 2.73 GW to 2.78 GW, compared to a range of 2.5 GW to 2.7 GW previously.  The Company is also increasing its revenue guidance for 2014 to the range of approximately $2.93 billion to $2.98 billion, compared to a range of $2.7 billion to $2.9 billion previously.

The estimated commercial operation date (“COD”) of all of the Company’s late-stage projects in Canada, the US, Japan and China is subject to change without notice as a result of delays in permitting and construction, among other risk factors.  The acceptance testing and closing process for projects only starts after COD.  The length of acceptance testing may be affected by solar radiation levels and other weather conditions.  As a result, the transfer of ownership to end customers may not always occur in the same quarter as COD.  The Company’s business outlook for the fourth quarter of 2014 includes the expectation of completion of sales and revenue recognition for at least five utility-scale power projects in Canada.  Due to the reasons noted, however, there is a risk that that actual results may differ from current management expectations.

Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar, remarked: “We are on-track to deliver the best year in the history of Canadian Solar, in terms of revenue and profitability and MW shipment.  We expect the global solar demand to continue its growth momentum in 2015.  With our strong cash and balance sheet position, and our captive pipeline of late stage utility-scale projects totaling approximately 1.4 GW DC and our global module sale coverage, we have the advantage of operating with greater visibility.  This is allowing us to more efficiently allocate our capital and resources to the markets and projects capable of delivering the best returns to our shareholders. As just one visible example, we recently announced that one of Canadian Solar’s wholly owned subsidiaries entered into an MOU with Sichuan Development Investment Management Ltd. to establish an investment fund to finance the development, construction and ownership of solar power generation projects in China. We expect to develop similar partnerships which will provide positive catalyst for us as we capture our share of attractive opportunities in China.  In addition, the expansion of our project pipeline in Japan to 497 MW and our recent 114 MW win in Brazil, give us added confidence in our ability to both replenish and expand our global project pipeline.”

Recent Developments

On November 10, 2014, Canadian Solar announced that its wholly owned subsidiary, Canadian Solar Solutions Inc. will provide 4 megawatt (“MW”) / 2.76 megawatt/hour (“MWh”) of stationary on-grid bulk energy storage to Independent Electricity System Operator to support the Ontario grid.

On November 6, 2014, Canadian Solar announced that it won three solar photovoltaic projects totaling 114 megawatts (MW) In Vazante, in the state in Minas Gerais in Brazil. Canadian Solar, in partnership with Solatio, will develop, build and own the solar power plants which, once connected to the grid, will sell the electricity generated to the Agencia Nacional de Energia Eletrica, a Brazilian government entity, under a 20-year Power Purchase Agreement at R$216.12/MWh ($86.42/MWh).

On October 30, 2014, Canadian Solar announced that it completed the supply of 3.1 MW of CS6X-300P modules to a solar power project in Tipitapa, Nicaragua. This plant, named Planta Solar Zona Franca Astro Nicaragua, will power 26 companies and supply approximately 30% of total energy consumption for the Zona Franca Astro Nicaragua industrial park.

On October 20, 2014, Canadian Solar announced that it would introduce a new, groundbreaking Diamond module at the Solar Power International (SPI) exhibition. The Diamond module, also known as the double glass module, utilizes heat-strengthened glass instead of the traditional polymer backsheet. The Diamond module is Potential Induced Degradation (“PID”) free with anti-PID cells and encapsulated material. With no metal module frame, the Diamond glass module does not require grounding, thereby eliminating the cause of PID.

On October 15, 2014, Canadian Solar announced that it had executed a sales contract to supply photovoltaic modules to two utility-scale projects totaling 146.4 MWp in Honduras.

On October 13, 2014, Canadian Solar announced that it has closed a sales agreement with EDF Renewable Energy to supply photovoltaic modules to the 24.3 MWp Catalina Solar 2 project during the first quarter of 2015.

On October 9, 2014, Canadian Solar announced that it supplied Conti / SunDurance with 10 MW of photovoltaic modules during the third quarter of 2014.

On October 8, 2014, Canadian Solar announced that Manufacturer’s Life Insurance Company had agreed to provide approximately C$51 million (US$46 million) in construction and term financing to Canadian Solar for the RayLight solar power plant located in Wyebridge, Ontario. The RayLight project will be acquired by Concord Green Energy Inc. after commercial operation.

On October 2, 2014, Canadian Solar announced that its wholly owned subsidiary, Canadian Solar Solutions Inc., closed the sale of three solar power plants, William Rutley, Liskeard 3 and Liskeard 4, totaling 30 MW AC and valued at over C$180 million ($161.2 million) to TransCanada Corporation.

On September 23, 2014, Canadian Solar announced the completion of the 1.2 MW DC solar photovoltaic power plant at Shibushichocho, Kagoshima Prefecture in Japan. Powered by Canadian Solar CS6P-255P modules, the plant will generate approximately 1,533 MWh of clean, emission-less solar electricity per year. The electricity generated from the project will be purchased by Kyushu Electric Power Co., Inc. under a 20 year feed-in-tariff contract at the rate of 40.00 yen ($0.37) per kWh.

On September 16, 2014, Canadian Solar announced that it was awarded a photovoltaic module supply agreement to provide 1.5 MW of photovoltaic (“PV”) modules to Kawar Energy for a rooftop solar power project located in a university in Amman, Jordan.

On September 10, 2014, Canadian Solar announced that its wholly owned subsidiary, Canadian Solar Solutions Inc., completed the sale of the 10 MW AC Mighty Solar power plant valued at over C$60 million ($54.9) to One West Holdings Ltd., an affiliate of Concord Green Energy. The Mighty Solar 10 MW AC solar power plant is located in the town of Chesterville, Ontario.

On September 8, 2014, Canadian Solar announced that a wholly owned subsidiary of the Company had entered into an agreement with Sichuan Development Investment Management Ltd. to establish an investment fund to finance the development, construction and ownership of solar power generation projects in China.

On September 2, 2014, Canadian Solar announced that it supplied Conti / SunDurance with 11 MW of photovoltaic modules during the second quarter of 2014.

On August 20, 2014, Canadian Solar announced that its wholly-owned subsidiary, Canadian Solar Solutions Inc., completed the sale of Good Light, a 10 MW AC solar power plant located in the town of Kawartha Lakes, Ontario, valued at over C$66.0 million ($60.3 million) to a BluEarth Renewables Inc. subsidiary.

Conference Call Information

The Company will hold will hold a conference call on Wednesday, November 12, 2014 at 8:00 a.m. U.S. Eastern Standard Time (9:00 p.m., November 12, 2014 in Hong Kong) to discuss its third quarter results and business outlook. The dial-in phone number for the live audio call is +1-866-515-2912 or +1-617-399-5126, with passcode 27250159.  A live webcast of the conference call will also be available on Canadian Solar’s website at www.canadiansolar.com.

A replay of the call will be available 4 hours after the conclusion of the live call until 11:00 p.m. on November 19, 2014, U.S. Eastern Standard Time (12:00 p.m., November 20, 2014 in Hong Kong) and can be accessed by dialing +1-617-801-6888 or +1-888-286-8010 and entering the passcode 39040310.  A webcast replay will also be available at www.canadiansolar.com.

About Canadian Solar Inc.

Founded in 2001 in Ontario, Canada, Canadian Solar is one of the world’s largest and foremost solar power companies. As a leading manufacturer of solar photovoltaic modules and provider of solar energy solutions, Canadian Solar has an industry leading and geographically diversified pipeline of utility-scale solar power projects as well as a track record of successful solar deployment boasting over 7 GW of premium quality modules installed in over 70 countries during the past decade. Canadian Solar is committed to providing high-quality solar products and solar energy solutions to customers around the world. For more information about our company, products and projects please visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements:

Certain statements in this press release regarding the Company’s expected future shipment volumes, gross margins, business prospects and future quarterly or annual results, particularly the management quotations and the statements in the “Business Outlook” section, are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the risks regarding the previously disclosed SEC investigation as well as general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Germany, Japan, the U.S. and China; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 28, 2014. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

FINANCIAL TABLES FOLLOW

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Operations

(In Thousands of US Dollars, Except Share And Per Share Data And Unless Otherwise Stated)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2014	2014	2013	2014	2013

Net revenues	$914,381	$623,769	$490,897	$2,004,474	$1,134,888
Cost of revenues	705,090	505,539	390,686	1,608,345	960,448

Gross profit	209,291	118,230	100,211	396,129	174,440

Operating expenses:
Selling expenses	35,362	29,466	21,248	89,574	59,969
General and administrative expenses	14,660	18,152	20,722	47,552	20,500
Research and development expenses	3,182	2,913	2,968	8,643	8,452
Total operating expenses	53,204	50,531	44,938	145,769	88,921

Income from operations	156,087	67,699	55,273	250,360	85,519
Other income (expense):
Interest expense	(11,984)	(12,790)	(11,769)	(36,805)	(36,296)
Interest income	3,729	3,565	2,749	10,134	9,197
Gain (loss) on change in foreign currency derivatives	15,376	(3,173)	(1,608)	4,796	1,828
Foreign exchange gain (loss)	(20,902)	7,585	2,279	(12,444)	(32,938)
Others	486	601	—	1,134	—
Other expense, net	(13,295)	(4,212)	(8,349)	(33,185)	(58,209)

Income before income taxes and equity in earnings (loss) of unconsolidated investees	142,792	63,487	46,924	217,175	27,310
Income tax expense	(34,357)	(8,251)	(12,383)	(49,953)	(3,952)
Equity in earnings (loss) of unconsolidated investees	86	(114)	(1,188)	493	(1,848)
Net income	108,521	55,122	33,353	167,715	21,510

Less: Net income (loss) attributable to non-controlling interests	4,320	(661)	5,661	3,948	10,798

Net income attributable to Canadian Solar Inc.	$104,201	$55,783	$27,692	$163,767	$10,712

Earnings per share - basic	$1.89	$1.02	$0.58	$3.02	$0.24
Shares used in computation - basic	54,987,668	54,814,478	47,435,751	54,155,634	44,895,360
Earnings per share - diluted	$1.75	$0.95	$0.56	$2.83	$0.22
Shares used in computation - diluted	60,239,140	60,058,364	49,567,538	59,038,133	47,699,641

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(In Thousands of US Dollars)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2014	2014	2013	2014	2013
Net Income	108,521	55,122	33,353	167,715	21,510
Other comprehensive income, net of tax:
Foreign currency translation adjustment	(17,048)	7,867	5,369	(21,166)	5,298
Comprehensive income	91,473	62,989	38,722	146,549	26,808
Less: comprehensive income (loss) attributable to non-controlling interests	5,608	(619)	5,908	5,075	10,333
Comprehensive income attributable to Canadian Solar Inc.	85,865	63,608	32,814	141,474	16,475

Canadian Solar Inc.

Unaudited Condensed Consolidated Balance Sheet

(In Thousands of US Dollars)

	September 30,	December 31,
	2014	2013
ASSETS
Current assets:
Cash and cash equivalents	$408,149	$228,250
Restricted cash	368,105	451,153
Accounts receivable trade, net	347,274	280,694
Accounts receivable, unbilled	71,264	13,947
Amounts due from related parties	4,510	4,689
Inventories	390,491	231,158
Value added tax recoverable	26,088	15,705
Advances to suppliers - current	41,221	42,028
Foreign currency derivative assets	9,911	7,323
Project assets - current	395,093	344,162
Prepaid expenses and other current assets	144,519	100,247
Total current assets	2,206,625	1,719,356
Restricted cash	40,964	—
Property, plant and equipment, net	364,436	407,605
Deferred tax assets, net	72,477	62,950
Prepaid land use rights	13,293	18,776
Investments in affiliates	34,092	34,070
Intangible assets, net	6,524	5,657
Project assets - non-current	113,756	160,836
Other non-current assets	47,329	44,485
TOTAL ASSETS	$2,899,496	$2,453,735

LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND EQUITY

Current liabilities:
Short-term borrowings	$718,054	$778,513
Accounts and notes payable	751,693	639,376
Amounts due to related parties	17,162	19,872
Other payables	114,980	101,266
Advances from customers	46,328	75,328
Foreign currency derivative liabilities	891	597
Other current liabilities	187,849	163,407
Total current liabilities	1,836,957	1,778,359
Accrued warranty costs	51,238	40,605
Convertible notes	150,000	—
Long-term borrowings	146,682	151,392
Liability for uncertain tax positions	15,635	17,192
Deferred tax liabilities - non-current	6,140	24,044
Loss contingency accruals	27,284	29,698
TOTAL LIABILITIES	2,233,936	2,041,290

Redeemable non-controlling interests	2,597	10,948

Equity:
Common shares	675,114	561,242
Additional paid-in capital	(28,216)	(32,121)
Accumulated deficit	(28,736)	(192,503)
Accumulated other comprehensive income	31,615	53,910
Total Canadian Solar Inc. shareholders’ equity	649,777	390,528
Non-controlling interests in subsidiaries	13,186	10,969
TOTAL EQUITY	662,963	401,497

TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND EQUITY	$2,899,496	$2,453,735